aWB

17004694

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66057

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rockland Securites, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 Beechwood Road
(No. and Street)

Summit	**NJ**	**07901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Conroy (908) 277-0446
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

95 Locust Avenue	**Red Bank**	**NJ**	**07701**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

82

OATH OR AFFIRMATION

I, **Richard Conroy**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Rockland Securites, LLC**, as of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANANIAS E SOTO
NOTARY PUBLIC STATE OF NEW YORK
LIC. #01SO6306056
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 06/16/2018

Notary Public

Signature

Title

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Rockland Securities, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Rockland Securities, LLC claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Rockland Securities, LLC stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Rockland Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Rockland Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J. Kremer, CPA
Red Bank, N.J.
February 17, 2017

Rockland Securities, LLC

Audited Financial Statements

And

Supplemental Information

At December 31, 2016

Rockland Securities, LLC

Audited Financial Statements at December 31, 2016

Table of Contents

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Independent Auditor's Report

The Members
Rockland Securities, LLC

We have audited the accompanying statement of financial condition of Rockland Securities, LLC, as of December 31, 2016, and the related statements of operations, changes in member equity, and cash flows for the year then ended. These financial statements are the responsibility of Rockland Securities, LLC's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockland Securities, LLC as of December 31, 2016, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leigh J. Kremer, CPA
Red Bank, New Jersey
February 17, 2017

Rockland Securities, LLC
Statement of Financial Condition
As of December 31, 2016

ASSETS

Current assets:	
Cash & cash equivalents	$17,031
Prepaid Expenses	50
Total Current Assets	$17,081
Total Assets	$17,081

LIABILITIES AND EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$3,534
Total Current Liabilities	$3,534
Members' Equity	$13,547
Total Liabilities and Equity	$17,081

Please see the notes to the financial statements.

Rocklnd Securities, LLC
Statement of Operations
For the Year Ended December 31, 2016

Retainer Income and Transactions Fees	$46,824
General and Administrative Expenses	
Fees and Registration Costs	$2,403
Bank Service Charges	309
Professional Fees	3,000
Consultant's Fees	2,000
SIPC Fees	29
Office and Travel Expenses	4,666
Total G&A Expenses	$12,408
Income from Operations	$34,417
Provision for Income Taxes	0
Net Income	$34,417

Please see the notes to the financial statements.

Rockland Securities, LLC
Statement of Cash Flows
For the Year Ended December 31,2016

Operating activities:	
Net income	$34,417
Changes in other operating assets and liabilities:	
Prepaid expenses	54
Accounts Payable & Accrued Expenses	(3,541)
Net cash provided by operations	$30,930
Financing Activities:	
Distributions paid member	(31,500)
Net Cash Used by Financing Activities	(31,500)
Net Decrease in Cash During the Fiscal Year	($570)
Cash at December 31,2015	$17,601
Cash at December 31, 2016	$17,031
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Rockland Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

	Members' Equity
Balance at December 31, 2015	$10,630
Member withdrawals	(31,500)
Net income for the fiscal year	34,417
Balance at December 31, 2016	$13,547

Please see the notes to the financial statements.

Rockland Securities, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2016

1. Organization

Rockland Securities, LLC (the Company) is a privately held limited liability company formed in Texas for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. The Company also provides investment banking services to various clients in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Retainer revenues & transaction fees - Retainer revenues and transaction fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash – For the purpose of calculating cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a Partnership under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2016 because of their short-term nature.

4. Related Party Transaction

The general partner provides office space to the Company at no cost.

5. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Member's Equity	$13,547
DEBITS:	
Non-allowable Assets:	
Prepaid expenses	50
Total Non-Allowable Assets	$50
ADJUSTED NET CAPITAL	$13,497
Minimum requirements of 6-213% of aggregate indebtedness or $5,000, whichever is greater.	$5,000
EXCESS NET CAPITAL	$8,497
Aggregate Indebtedness	
Accounts payable & accrued expenses	$3,534
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.42
Excess net capital previously reported	$9,997
Company adjustment to accrued expenses	1,500
Excess net capital per this report	$8,497

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2016 through the date of this report and found no material subsequent events reportable during this period.

ROCKLAND SECURITIES, L.L.C.

Member FINRA / SIPC

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
415

February 21, 2017

U.S. Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: 2016 audit report for Rockland Securities, L.L.C. (CRD # 127855)

Dear Sirs:

Attached are two copies of the 2016 audit report for Rockland Securities, L.L.C. A copy of the audit has been sent to the SEC office in New York City and uploaded to FINRA's website. Please do not hesitate to call me (908-277-0446) if you have any questions.

Sincerely,

Richard Conroy
Member

87 Beechwood Road
Summit, NJ 07901
Tel. 908.277.0446
Fax 908.845.0263